TLC LASER EYE CENTERS INC.

                                  EXHIBIT 99(a)
                  CANADIAN MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and the related notes thereto. The following discussion is based upon the Company's results under Canadian GAAP. The Company is reporting in U.S. dollars. Unless otherwise specified, all dollar amounts are U.S. dollars. See Note 1 to the Consolidated Financial Statements of the Company.

Overview

      TLC is the largest provider of laser vision correction services in North America. TLC owns and manages refractive centers which, together with TLC's network of over 12,500 optometrists and opthamologists, provide laser vision correction of common refractive disorders such as myopia (nearsightedness), hyperopia (farsightedness) and astigmatism. Laser vision correction is an outpatient procedure which, is designed to change the curvature of the cornea to reduce or eliminate a patient's reliance on eyeglasses or contact lenses. TLC, which commenced operations in 1993, currently has 62 refractive centers in 29 states and provinces throughout the United States and Canada. Surgeons performed over 134,000 procedures at the Company's centers during the fiscal 2000.

      The Company recognizes revenues at the time services are rendered. Net revenues include only those revenues pertaining to owned laser centers and management fees from managing refractive and secondary care practices. Under the terms of the practice management agreements, the Company provides management and administrative services to refractive and secondary care practices in return for management fees. Management services revenue is equal to the net revenue of the physician practice, less amounts retained by the physician groups.

      Operating expenses include all fixed and variable expenses relating to the operation of the Company's businesses. The principal components of operating expenses are marketing costs, wages, surgeon's fees, laser royalty fees and facility leasing costs.

      The Company continues to pursue a growth strategy in its core refractive laser surgery business, which accounts for more than 94% of net revenues. It is expected that in addition to same center growth, the Company anticipates eight
(8) new centers will be built or acquired during the coming year to increase procedure volume and position the Company for continued growth. The Company's growth and future profitability are affected by the extent to which laser vision correction becomes more widely accepted in North American markets.

TLC LASER EYE CENTERS INC.

2000                                                         Refractive      Other        Total
                                                             ----------    ---------    ---------
Revenues and physician costs:
Net revenues                                                  $ 190,233    $  10,990    $ 201,223
Doctor compensation                                              17,333            2       17,335
                                                              -----------------------------------
Net revenue after doctor compensation                           172,900       10,988      183,888
                                                              -----------------------------------
Expenses:
Operating                                                       153,729       12,477      166,206
Interest and other                                               (4,574)          82       (4,492)
Depreciation of fixed assets and assets under capital lease      12,886        1,406       14,292
Amortization of intangibles                                       6,363        1,033        7,396
                                                              -----------------------------------
                                                                168,404       14,998      183,402
                                                              -----------------------------------
Income (loss) from operations                                     4,496       (4,010)         486
Income taxes                                                     (1,778)        (356)      (2,134)
Non-controlling interest                                         (2,486)        (520)      (3,006)
                                                              -----------------------------------
Net loss                                                      $     232    $  (4,886)   $  (4,654)
                                                              ===================================
Total assets                                                  $ 257,630    $  39,085    $ 296,715
                                                              ===================================
Total fixed and intangible expenditures                       $  65,941    $   8,477    $  74,418
                                                              ===================================

1999                                                                         Secondary
                                                               Refractive      Care         Other        Total
                                                               ----------    ---------    ---------    ---------
Revenues and physician costs:
Net revenues                                                    $ 132,428    $  11,389    $   3,093    $ 146,910
Doctor compensation                                                12,824           --           --       12,824
                                                                ------------------------------------------------
Net revenues after doctor compensation                            119,604       11,389        3,093      134,086
                                                                ------------------------------------------------
Expenses:
Operating                                                          90,185        8,972        3,618      102,775
Interest and other                                                  2,343         (125)          27        2,245
  Depreciation of fixed assets and assets under capital lease       9,804          986          262       11,052
Amortization of intangibles                                         2,546        1,201          135        3,882
Start-up and development expenses                                      --           --        3,606        3,606
Restructuring charges (non-cash portion - $11,167)                     --       10,298        2,626       12,924
                                                                ------------------------------------------------
                                                                  104,878       21,332       10,274      136,484
                                                                ------------------------------------------------
Income (loss) from operations                                      14,726       (9,943)      (7,181)      (2,398)
Income taxes                                                         (616)          --         (200)        (816)
Non-controlling interest                                             (800)        (376)         728         (448)
                                                                ------------------------------------------------
Net income (loss)                                               $  13,310    $ (10,319)   $  (6,653)   $  (3,662)
                                                                ================================================
Total assets                                                    $ 266,021    $  16,678    $   4,151    $ 286,850
                                                                ================================================
Total fixed and intangible expenditures                         $  25,803    $   7,707    $   2,026    $  35,536
                                                                ================================================

TLC LASER EYE CENTERS INC.

Results of Operations

Year Ended May 31, 2000 compared to Year ended May 31, 1999

      Net revenues for fiscal 2000 were $201.2 million, which is a 37% increase over last year's $146.9 million. More than 94% of total net revenues were derived from refractive surgery as compared to 90% in fiscal 1999.

      Net revenues from refractive centers for fiscal 2000 year were $190.2 million, which is 44% higher than last year's $132.4 million. More than 134,000 procedures were performed in fiscal 2000 compared to 90,600 procedures in fiscal 1999. The increasing revenues reflect growth in the number of procedures at existing sites due to the acceptance of the procedure in the marketplace, as well as the development of new centers and the acquisition of centers. The Company maintains its vision to be a premium provider of laser vision correction services in an industry that faces significant pricing pressures.

      Net revenues from non-refractive activities were $11.0 million in fiscal 2000, a decrease in comparison to $14.5 million in fiscal 1999.

      Operating expenses and doctor compensation increased to $183.5 million in fiscal year 2000 from $115.6 million in fiscal 1999. This increase is a result of: (i) increased variable expenses associated with the increase in the number of laser vision correction procedures performed at existing refractive centers,
(ii) increased fixed and variable costs from the addition of new refractive centers, (iii) higher marketing costs, (iv) costs associated with the Corporate Advantage Program and third party payor programs, (v) increased corporate costs which support the higher level of business activity, and (vi) costs of developing eyeVantage.com Inc. Operating expenses and doctor compensation as a percentage of net revenues were 91% of net revenues in fiscal 2000 as compared to 79% of net revenues in fiscal 1999. This increase reflects the impact of the Company's marketing programs, as well as the development of the Corporate Advantage Program, which are aimed at enhancing the Company's reputation and brand recognition. However, the increased costs of marketing and Corporate Advantage Program have not been fully offset by a higher average number of procedures being performed at TLC centers. In addition, increased infrastructure costs (i.e. people, information systems and marketing) were incurred to support the continued growth of the Company.

      Interest (revenue)/expense and other expenses reflect interest revenue from a strong cash position resulting from positive cash flow from operations and the result of a successful public offering in the fourth quarter of fiscal 1999. Improved financial terms have resulted in decreased interest expense on long-term debt and capital leases on equipment have decreased from fiscal 2000 to that of fiscal 1999.

      The increase in depreciation and amortization expense is largely a result of new centers and the additional depreciation and amortization associated with the Company's acquisitions during fiscal 1999 and 2000. Goodwill and intangibles are amortized on a straight-line basis over the term of the applicable agreement to a maximum of fifteen years.

TLC LASER EYE CENTERS INC.

      Start up and development costs in fiscal 1999 were incurred by Partner Provider Health ("PPH") for the development of a managed care business specializing in eye care. The Company sold PPH in May of 1999. The Company did not incur these expenses in fiscal 2000 and does not expect to incur these costs in the future.

      Income tax expense increased to $2.1 million in fiscal 2000 from $0.8 million in fiscal 1999. This increase is a result of the Company having utilized most of its tax losses from prior periods and the impact of the tax liabilities associated with the Company's partners in profitable subsidiaries.

      The loss for fiscal 2000 was $4.7 million or $0.13 per share, compared to a loss of $3.7 million or $0.11 cents per share for fiscal 1999. This loss reflects the Company's continued investment in staff, information systems and marketing, which was not fully, offset by increased procedure volumes. The improved performance in secondary care operations and the disposal of the managed health care business were offset by losses in the eye care e-commerce subsidiary.

Year Ended May 31, 1999 compared to Year ended May 31, 1998

      Net revenues for fiscal 1999 were $146.9 million, which was a 148% increase over $59.1 million in fiscal 1998. More than 90% of total net revenues in fiscal 1999 were derived from refractive surgery as compared to 86 % in fiscal 1998 demonstrating the increasing significance of the Company's core business. This trend will continue as the company divested itself of a significant portion of its secondary care operation.

      Net revenues from refractive centers for fiscal 1999 were $132.4 million, which is 159% higher than net revenues from refractive centers of $51.1 million in fiscal 1998. More than 90,600 paid procedures were performed in fiscal 1999 compared to 35,800 procedures in fiscal 1998. The increasing revenues reflects strong growth in the number of procedures at existing sites, the development of new centers and the acquisition of centers from competitors.

      Net revenues from secondary care centers increased to $11.4 million in fiscal 1999 from $6.6 million in fiscal 1998. The acquisition of TLC Michigan in February 1998 accounted for the revenue growth.

      Operating expenses and doctor compensation increased to $115.6 million in fiscal 1999 from $54.8 million in fiscal 1998. This increase is a result of: (i) increased variable expenses associated with the increase in the number of laser vision correction procedures performed at existing refractive centers, (ii) increased fixed and variable costs from the addition of new refractive centers, and (iii) higher corporate costs which were necessary to support the higher level of business activity. Operating expenses and doctor compensation as a percentage of net revenues were 79% of net revenues in fiscal 1999 as compared to 93% of net revenues in fiscal 1998. This decrease was attributed to the higher average number of procedures being performed at all centers.

      Interest expense and other expenses of $2.2 million in fiscal 1999 includes higher interest expenses on long term debt and capital leases on equipment that were held for the entire fiscal year which is largely a result of the Beacon acquisition. In fiscal 1998 the interest expense reflects only a part year of interest obligations as a significant portion of equipment was acquired during fiscal 1998.

TLC LASER EYE CENTERS INC.

      Depreciation and amortization expense increased from $9.5 million in fiscal 1998 to $14.9 million in fiscal 1999. This is a result of a full year's depreciation expense on 45 centers during the fiscal 1999 versus 27 centers the previous year. In addition amortization of intangibles increased from $3.4 million in 1998 to $3.9 million in fiscal 1999 resulting primarily from the full year amortization of the 20/20 and Beacon acquisition goodwill. Goodwill is amortized on a straight-line basis over fifteen years.

      Start up and development expenses were costs incurred to develop the eye care specialty managed care business. During fiscal 1999 start up and development costs were incurred by PPH for the development of the managed care business. PPH was sold because financial expectations were not met and because the doctor network support was not developing as planned.

      Restructuring charges of $10.3 million were incurred to reflect the disposal of TLC Northwest Eye, which was TLC's largest secondary care operation. TLC continues to own interest in the fixed assets of TLC Northwest Eye and expects to earn a small management fee for the use of those assets. The sale of PPH in fiscal 1999 resulted in an additional charge of $2.6 million, resulting in grand total restructuring charge of $12.9 million.

      Income tax expense decreased to $0.8 million in fiscal 1999 from $1.1 million in fiscal 1998. This decrease is a result of existing Canadian centers being amalgamated with former Canadian Beacon centers and the ability to apply the profits from these existing centers against loss carry forwards from Beacon centers.

      The loss for fiscal 1999 was $3.7 million or $0.11 per share, compared to a loss of $9.5 million or $0.34 cents per share for fiscal 1998. The reduction in the loss is a result of the much higher procedure volume in the refractive business in fiscal 1999.

Liquidity and Capital Resources

      During fiscal 2000 the Company executed it's expansion plan by acquiring the business assets located at the practices of several doctors in order to solidify it's presence in several key markets. These acquisitions and the development of new centers were the largest uses of cash during the year. Cash, cash equivalents and short-term investments were $78.5 million at May 31, 2000 as compared to $151.8 million at May 31, 1999.

      Cash provided from operating activities was $23.0 million for fiscal 2000 as compared to $21.8 million for fiscal 1999. The increase in depreciation and amortization charges are a result of the opening of new centers and the acquisition of the business assets of certain doctors' practices. The Company continues to develop or acquire new refractive centers, which has resulted in the increase of $26.2 million in its investment in capital

TLC LASER EYE CENTERS INC.

assets. In addition, the company made investments of $35.1 million for the acquisition of business assets of several doctors.

      The Company continued to make other strategic industry investments both on the new technology and service side of the industry. The most significant investment was $10 million in LaserSight, a manufacturer of excimer lasers and other refractive surgery technology. The Company also used cash to make scheduled debt repayments of $7 million and make capital investments in eyeVantage.com, its e-commerce, internet subsidiary, of $5.9 million.

      During the course of the year under the terms of its announced normal course issuer bid the Company repurchased outstanding shares for $10.4 million. The terms of the bid allow the Company to buy up to 5% of its outstanding shareholder during a twelve (12) month period.

      The Company continued to invest in assets to develop and expand its refractive procedure capacity in anticipation of continued growth, through the development of new centers and acquisition of refractive practices. At the current time TLC has approximately eight (8) centers under development.

      The Company estimates that existing cash balances together with funds expected to be generated from operations and available credit facilities, will be sufficient to fund the Company's anticipated level of operations, acquisition and expansion plans for the next 18 months.

Forward-Looking Information:

      This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which statements can be identified by the use of forward looking terminology, such as "may", "will", "expect", "anticipate", "estimate", "predict", "plans" or "continue" or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the timing of acquisitions and expansion opportunities, any of which could cause actual results to vary materially from current results or TLC's anticipated future results. See the Company's reports filed with the Toronto Stock Exchange and the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying important factors with respect to such forward looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward looking statements. TLC assumes no obligation to update the information contained in this annual report.

TLC LASER EYE CENTERS INC.

Outlook

Market

      Based upon the growth of the laser vision correction market over the past several years, it has been forecasted by industry sources that more than 1.2 million laser vision correction procedures will be performed during the year 2000. If, each year, only two percent of the myopic population in the United States, had laser vision correction performed on both eyes, then based on the Company's current prices, the U.S. market would be more than $12 billion annually.

      The continuing growth of the laser vision correction industry is dependent upon the increasing acceptance of the procedure in the marketplace. There can be no assurance that laser vision correction will continue to be widely accepted by ophthalmologists, optometrists or the general population as an alternative to existing methods of treating refractive disorders.

Business Development Strategy

      TLC will continue to work with local optometrists to expand the co-management model, which has been a successful strategy for the company and the optometric community over the last few years. The Company believes that its affiliated doctor network, which includes approximately 12,500 optometrists and ophthalmologists, is the largest such network in the laser vision correction industry. The company will continue to increase its market penetration through opening new facilities and acquiring the business assets of existing practices. TLC's senior executive team regularly examines acquisition and development opportunities in the refractive market and has identified opportunities in the United States to form strategic relationships with leading practitioners. Finally the company continues to develop and review its various strategic initiatives to ensure an acceptable return on the resulting expenditures.

      As the market acceptance of laser vision correction continues to increase, TLC believes competition among service providers will grow and candidates for laser vision correction will increasingly select a provider based on factors other than solely the advice of a doctor. While in recent quarters growth has slowed, the Company believes brand recognition will be a key factor for provider selection, and, consequently, TLC is developing a strong reputation and brand recognition. TLC has dedicated greater resources towards enhancing its marketing programs directed at network doctors and the public to increase TLC's brand recognition. TLC believes it will enhance its brand recognition through the endorsement of TLC by such well known personalities as Tiger Woods and Se Ri Pak. The Company continues to undertake joint marketing programs with affiliated doctors. The Company's marketing materials educate the public on laser vision correction as well as to promote TLC's position as a clinical leader in providing laser vision services.

      TLC has also developed innovative marketing programs including the "Corporate Advantage" program, which is directed at vision plans, large employers, and employee associations to provide TLC with preferred access to large employee groups. Employers participating in this program may subsidize the cost of an employee's refractive surgery at a TLC center and the procedure may be provided at a discounted price. The cost to the employer of the subsidy may be offset by reductions in the ongoing cost of providing eyeglasses or other conventional vision correction. In addition many employees consider the availability of laser vision correction as a significant enhancement to an employer's benefit plan.

TLC LASER EYE CENTERS INC.

      TLC has further developed marketing programs directed at third party providers. These third party providers include such organizations and businesses as eye care, insurance companies and other related entities. The third party providers that have affiliated with TLC represent over 70 million lives through both corporate and individual members. These providers complement the "Corporate Advantage" program by enabling TLC to directly market to these individuals exclusively and to provide them with opportunity to have laser vision correction at the Company's centers at a preferred rate.

Competition

      Laser vision correction is subject to intense competition and the Company competes with other entities, including hospitals, individual ophthalmologists, other laser centers and certain manufacturers of excimer laser equipment, offering laser vision correction. In addition, laser vision correction competes with other surgical and non-surgical treatments for refractive disorders, including eyeglasses, contact lenses, corneal rings, intra ocular lenses and other technologies currently under development. The Company believes that as the market acceptance for laser vision correction continues to increase, brand recognition will be an increasingly key factor for provider selection. Consequently, the Company is developing a strong reputation and brand recognition.

      TLC faces competition in many of its markets and the Company's refractive centers compete on the basis of quality of service, reputation, brand recognition and price. TLC's brand recognition and strong reputation for high level of service and quality of care allows TLC to command a higher price. Although some competitors charge less for laser vision correction, the Company strives to be the premium provider in the laser vision correction industry and will not compete solely on price. However, market conditions may compel the Company to lower its prices to remain competitive in some markets. In addition, further competition could develop if a significant decrease in the price of excimer laser systems were to occur, because the high price of such equipment is currently a barrier to entry for many potential competitors, particularly individual ophthalmologists.

Other Business Segments

      TLC has continued to support its e-commerce internet subsidiary, eyeVantage.com in its efforts to become the leading supplier of e-commerce services designed specifically for the eye care industry. Eye.Vantage.com is designed to link the Company's refractive centers and affiliated ophthalmologists and optometrists with third party suppliers of goods and services. EyeVantage.com has made several acquisitions designed to enhance its

TLC LASER EYE CENTERS INC.

position in the market place. The Company continues to evaluate the potential of this subsidiary and other opportunities.

Stock Price Fluctuation

      The stock prices of emerging high technology stocks are subject to significant fluctuations. The stock price may be affected by a number of factors including but not limited to lower than expected growth in procedure volume, lower pricing, and higher costs associated with the high growth and market expansion. In addition, if revenues or earnings in any quarter fail to meet the investment community's expectations, there could be an immediate adverse impact on the Company's stock price.